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                              March 11, 2024

       Simone Wu
       Senior VP, General Counsel, Corporate Secretary & External Affairs Choice Hotels International, Inc.
       915 Meeting St.
       Bethesda, Maryland 20852

                                                        Re: Choice Hotels
International, Inc.
                                                            Wyndham Hotels &
Resorts, Inc.
                                                            Schedule TO-T/A
filed on March 11, 2024 and filed by Choice Hotels
                                                            International, Inc.
                                                            File No. 5-90832

       Dear Simone Wu:

                                                        We have reviewed your
filing and have the following additional comment.

       Schedule TO-T/A filed March 11, 2024

       General

   1. Please file a revised Schedule TO-T/A reporting the results of the offer, as required by
                                                        Rule 14d-3(b)(2). We
note that you state in the press release attached as Exhibit (a)(5)(B)
                                                        to the Schedule TO-T/A
that "support from Wyndham stockholders tendering into the
                                                        exchange offer was
significant considering the number of investors structurally prevented from participating at
this stage" but do not disclose the number or percentage of shares tendered, as required
by the Rule.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk
       at (202) 551-3263.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Mergers & Acquisitions